SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
HAMPTON ROADS BANKSHARES, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))
8.75% Noncumulative Perpetual Preferred Stock, Series A (CUSIP No. 409321205)
(“Series A Preferred”)
12.00% Noncumulative Perpetual Preferred Stock, Series B (CUSIP No. 409321304)
(“Series B Preferred”)
(Title of Class of Securities)
999 Waterside Dr., Suite 200
Norfolk, Virginia 23510
(757) 217-1000
Attn: John A.B. Davies, Jr.
President and Chief Executive Officer
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

John A.B. Davies, Jr.	William A. Old, Jr.
President and Chief Executive Officer	Williams Mullen
999 Waterside Drive, Suite 200	999 Waterside Drive, Suite 1700
Norfolk, Virginia 23510	Norfolk, Virginia 23510
(757) 217-1000	(757) 622-3366
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$59,850,000	$4,267.31

*	Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934. The number of shares of each series of preferred stock represents the maximum number of shares of such series of preferred stock that are subject to the Exchange Offers.

**	The amount of the filing fee, in accordance with Rule 0-11(b), as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,267.31	Form or Registration No.: Schedule TO
Filing Party: Hampton Roads Bankshares, Inc.	Date Filed: August 30, 2010
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

INTRODUCTORY STATEMENT
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) originally filed with the Securities and Exchange Commission on August 30, 2010 relating to an offer (the “Exchange Offers”) by Hampton Roads Bankshares, Inc., a corporation organized under the laws of the Commonwealth of Virginia (“Company”), to exchange, upon the terms and subject to the conditions set forth in the attached exchange offer memorandum, dated August 30, 2010, which may be amended or supplemented from time to time (the “Exchange Offer Memorandum”), and in the related letter of transmittal (the “Letter of Transmittal”), each properly tendered and accepted share of Series A Preferred for 375 newly issued shares of our common stock, par value $0.625 per share (the “Common Stock”). In addition, the Company is offering to exchange, upon the terms and subject to the conditions set forth in this Exchange Offer Memorandum and in the related Letter of Transmittal, each properly tendered and accepted share of Series B Preferred (and collectively, with the Series A Preferred, the “Preferred Stock”) for 375 newly issued shares of our Common Stock. As of August 9, 2010, there were 23,266 outstanding shares of Series A Preferred and 37,550 outstanding shares of Series B Preferred. The terms and conditions of the Exchange Offers are set forth in the Exchange Offer Memorandum and the accompanying Letter of Transmittal, which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.
     This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO. You should read this Amendment together with the Schedule TO, including all exhibits filed therewith. The Exchange Offers are being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933.

Extension of the Exchange Offers
The Company has extended the expiration date of the Exchange Offers to September 28, 2010. Throughout the Schedule TO and its Exhibits, all references to the expiration date of the Exchange Offers, which was originally scheduled to occur at 5:00 p.m. Eastern Standard Time on September 27, 2010 are hereby amended to extend the expiration date of the Exchange Offers to 11:30 a.m. Eastern Standard Time, on September 28, 2010.
Items 1 and 4(a), 6(c), 7, 11(b) and 12
The Exchange Offer Memorandum (Exhibit (a)(1)(A)) is hereby amended as follows:
•	The following sentence should be added to the end of the second paragraph under “Forward-Looking Statements”:

“The safe harbor protections contained in the Private Securities Litigation Reform Act of 1995 do not apply to forward looking statements in the Exchange Offer Memorandum or incorporated by reference into the Exchange Offer Memorandum given that such statements are made in connection with a tender offer.”

•	The third paragraph under “Documents Incorporated by Reference” should be replaced in its entirety with the paragraph immediately below.

“The Issuer Tender Offer Statement on Schedule TO to which the Exchange Offers relate does not incorporate by reference any future filings we may make with the SEC.”

•	The second paragraph under “Summary — the Exchange Offers — Conditions of the Exchange Offers” (except for the last sentence thereto) and the third paragraph under “The Exchange Offers — Conditions of the Exchange Offers” should be replaced in their entirety with the paragraph immediately below:

“Tender Conditions: The Exchange Offers are conditioned on the tender of 100% of the Company’s outstanding shares of Preferred Stock in exchange for shares of Common Stock or not less than 51% of Preferred Stock must be tendered in exchange for shares of Common Stock and vote in favor of the Preferred Amendments. If neither of these conditions are met, the Company will not able to complete any portion of its Recapitalization Plan, and the Exchange Offers will be terminated.”

•	The fourth bullet point under “The Exchange Offers — Conditions of the Exchange Offers” should be replaced in its entirety with the following:

“There exists any other actual or threatened legal impediment to the Exchange Offers or any other circumstances that would, in our reasonable business judgment, materially adversely affect the transactions contemplated by the Exchange Offers, or the contemplated benefits of the Exchange Offers to us or our affiliates;”
•	The sixth bullet point under “The Exchange Offers — Conditions of the Exchange Offers” should be replaced in its entirety with the following:

“There shall have occurred any development which would, in our reasonable business judgment, materially adversely affect our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects or those of our affiliates; or”

•	The following sentences should be added at the end of the first paragraph under “Proposal: To Amend the Terms of the Series A Preferred and Series B Preferred — Vote Required” in Annex A to the Exchange Offer Memorandum (the “Vote Clarification”):

“Proxies submitted by holders of Series A Preferred and Series B Preferred in connection with the Special Meeting are distinct from the proxies common shareholders submitted at the Annual Meeting. Those persons who own both Preferred Stock and Common Stock as of the specified record dates for each class must separately vote and/or send in the proxies with respect to the Annual Meeting and the Special Meeting.”
The revision made to Annex A regarding the Vote Clarification shall also apply to the Proxy Statement related to Soliciting the Vote of Holders of Preferred Stock at a Special Meeting thereof in favor of the Preferred Amendments (Exhibit (a)(2)).
Item 11(b) of the Schedule TO is further amended and supplemented as follows:
“On or after September 10, 2010, the Company will send an additional instruction letter to holders of Preferred Stock related to tendering their shares, an Authorization Form, which authorizes third parties to tender on behalf of such holders, and a Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. Copies of such documents are attached hereto as Exhibit (a)(1)(D), Exhibit (a)(1)(E) and Exhibit (a)(1)(F), respectively.”
Item 12 of the Schedule TO is further amended and supplemented to add the following exhibits.

“(a)(1)(D)	Letter to Preferred Shareholders, dated September 10, 2010.
(a)(1)(E)	Authorization Form.
(a)(1)(F)	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hampton Roads Bankshares, Inc.
Date: Sept. 10, 2010	By:	/s/ Douglas J. Glenn
Douglas J. Glenn
Executive Vice President, General Counsel and Chief Operating Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Name
(a)(1)(A)*	Exchange Offer Memorandum, dated August 30, 2010.

(a)(1)(B)*	Letter of Transmittal, dated August 30, 2010.

(a)(1)(C)*	Letter to Preferred Shareholders, dated August 30, 2010.

(a)(1)(D)**	Letter to Preferred Shareholders, dated September 10, 2010.

(a)(1)(E)**	Authorization Form.

(a)(1)(F)**	Substitute Form W-9 and Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)*	Proxy Statement related to Soliciting the Vote of Holders of Preferred Stock at a Special Meeting thereof in favor of the Preferred Amendments.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Definitive Proxy Statement related to the Company’s 2010 Annual Meeting of Common Shareholders, as filed with the SEC on August 30, 2010, which is incorporated herein by reference.

(a)(5)(B)*	Press Release, dated May 24, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on May 24, 2010.

(a)(5)(C)*	Press Release, dated July 1, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on July 1, 2010.

(a)(5)(D)*	Press Release, dated August 10, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 10, 2010.

(a)(5)(E)*	Press Release, dated August 12, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 12, 2010.

(b)	Not applicable.

(d)(1)*	Written Agreement with the Federal Reserve Bank of Richmond and the Virginia Bureau of Financial Institutions, incorporated by reference to the Company’s Current Report on Form 8-K filed on June 17, 2010

(d)(2)*	Second Amended and Restated Investment Agreement, dated as of August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(3)*	Amended and Restated CapGen Investment Agreement dated as of August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(4)*	Form of Second Amended and Restated Securities Purchase Agreements, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(5)*	Amended and Restated Goldman Securities Purchase Agreement, dated as of August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(6)*	Carlyle Investor Letter, dated August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(7)*	Anchorage Investor Letter, dated August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(8)*	CapGen Investor Letter, dated August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(9)*	Consent Letter with affiliate of Davidson Kempner, dated August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(10)*	Consent Letter with affiliates of Fir Tree, dated August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(11)*	Exchange Agreement, dated as of August 12, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 18, 2010.

(d)(12)*	United States Department of the Treasury, Form of New Certificate of Designations, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 18, 2010.

(d)(13)*	United States Department of the Treasury, Form of Amended Warrant, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 18, 2010.

(g)	Not applicable.

(h)	Not applicable.

*     Previously filed as exhibits to the Schedule TO.
**  Filed herewith.